EXHIBIT 12.2
ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Dollars in thousands)

	Consolidated income	$254,199
Add:	Minority interest	11,401
	Provision for taxes	6,928
Less:	Equity in (income) loss of unconsolidated affiliates	32

	Consolidated pre-tax income before minority interest and equity earnings from unconsolidated affiliates	272,560
Add:	Fixed charges	182,402
	Amortization of capitalized interest	4,366
	Distributed income of equity investees	35,026

	Subtotal	494,354
Less:	Interest capitalized	(41,139)
	Minority interest	(11,401)

	Total earnings	$441,814

	Fixed charges:
	Interest expense	$134,633
	Capitalized interest	41,139
	Interest portion of rental expense	6,630

	Total	$182,402

	Ratio of earnings to fixed charges	2.42x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:
     Add the following, as applicable:
•	consolidated pre-tax income before minority interest and income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.
From the subtotal of the added items, subtract the following, as applicable:
•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.